Exhibit 12.1

FiberTower Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

				9 Months Ended
	Year Ended December 31,			Sept. 30,
	2003	2004	2005	2006
Earnings:
Loss	$(5,626)	$(12,065)	$(21,909)	$(30,957)
Fixed Charges	$276	$296	$679	$1,348
Total earnings	$(5,350)	$(11,769)	$(21,230)	$(29,609)

Fixed Charges:
Estimated interest portion of rent expense	239	158	456	1,196
Interest expense	37	138	223	152
Total fixed charges	$276	$296	$679	$1,348

Ratio of earnings to fixed charges (see Note 1)	—	—	—	—

(1)    Earnings were inadequate to cover fixed charges by $5.6 million, $12.1 million and $21.9 million for the years ended December 31, 2003, 2004 and 2005 and $31.0 million for the nine months ended September 30, 2006.